EXHIBIT 99.7
Transcript Evening Earning Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q4 AND FY 07 RESULTS
APRIL 13, 2007

CORPORATE PARTICIPANTS

 Nandan Nilekani
 Infosys Technologies - CEO and MD

 Kris Gopalakrishnan
 Infosys Technologies - COO, President and Joint MD

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 S.D. Shibulal
 Infosys Technologies - Director and Head - Worldwide Delivery and Sales

 Amitabh Chaudhry
Infosys BPO - CEO

 CONFERENCE CALL PARTICIPANTS

Rod Bourgeous
 Bernstein

Moshe Katri
Cowen and Company

Julio Quinteros
Goldman Sachs

David Grossman
ThomasWeisel

Bryan Keane
Prudentail

Trip Chowdhary
Global Equities Research

George Price
Stifel Nicolaus

Andrew Steinerman
Bear Stearns

James Friedman
Susquehanna Financial

Sandra Notardonato
Robert W. Baird

Moderator
Good morning. My name is Cynthia and I will be your conference operator today. At this time, I would like to welcome everyone to Infosys Technologies Fourth Quarter and Fiscal 2007 results conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. Mr. Mahindroo, you may begin your conference.

Sandeep
Thank you Cynthia. Good morning and welcome everyone to this conference call to discuss Infosys financial results for the quarter and year ended March 31, 2007. This is Sandeep from the investor relations team in the U.S. Before we start, I would like to apologize for starting the call a bit late. Joining us today on this conference call is CEO and MD, Mr. Nandan Nilekani; President, CEO and joint MD Mr. Kris Gopalakrishnan and CFO Mr. V. Balakrishnan along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter and the year followed by the outlook for quarter ended June 30, 2007 and fiscal year ended March 31, 2008. After that we'll open up the discussions for the Q&A. Before I pass it on to Infosys management, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Mr. Nilekani.

Nandan
Thank you Sandeep and first of all, I'd like to apologize for the slight delay in starting because we really have been having back to back meetings and engagements today so I'm really sorry about that.

Let me start by briefly mentioning the senior management changes, which are going to come into effect from June 22. Mr. Kris Gopalakrishnan will assume the role of CEO and Managing Director from June 22. Mr. Shibulal will assume the role of Chief Operating Officer of the Company and I will become Co-Chairman of the Board. All this will be after the AGM on June 22. We think that this will lay the stage for the organizational structure to take this company forward in the coming years to come.

Now for the fiscal year 2007, we had revenues of $3.1 billion which on a year to year basis, is a growth of 44%. And as we look forward, we are looking at growth of between 28%-30% in dollar terms. And we believe that we will reach revenues of $4 billion for fiscal 08 out of which the profit will be $1 billion. While there has been talk about slow down and all those things, we believe that the global IT industry continues to show strong growth. We think there continue to be exciting opportunities for firms like Infosys and Infosys thanks to its long term investment in building a key pole position in this industry is well-positioned to take advantage of these changes.

Now the important thing to note is that we are seeing very high quality growth. All our growth has been organic and we have seen growth not only in the rest of the world including Australia, Europe and we also seeing very strong growth in our consulting and engineering services, BPO and packaging implementation. And one of the areas where there has been remarkable growth is in telecom where we've grown sequentially by 25%. And even the BFSI space which is seen by many people as having slowed down, has grown sequentially this quarter by 0.7%.

Now, this quarter our operating margin dropped by 100 basis points. This is primarily on account of rupee appreciation. But as we look forward, we have given guidance where we expect the profitability to be maintained at the same percentage level next year. However, since we have had a dilution of our shareholding by virtue of 13 million shares being exercised by the employees in the last quarter of the financial year, which has had a impact of about 3% on our total issued share capital, the EPS for next year will be around a little lower than the growth in the revenue terms.

We also had a look at the entire opportunity. We have looked at large opportunities across our customers and we believe that our investments are paying fruit as we go forward. We have been saying for several years now that we have built a fundamentally disruptive business model, that we have invested in building a unique position and I think all these things are paying off. And we have gone from $1 billion in 2004 to $2 billion in 2006 to $3 billion this year and we expect to cross $4 billion next year.

With this I request my colleague Kris to go into some of the other details of our performance this quarter. Kris.

Kris
Thanks Nandan and good evening to every one of you. Let me give you some more highlights of the growth. The top ten customers have been sequentially growing by double digits over the 4 quarters. This quarter, the top ten customers grew at 15.5%. It clearly shows that the growth is there. It shows that customers are really leveraging offshore much more than ever before. There's a fundamental transformation which is being seen which leverages the opportunities for sourcing around the world and this is primarily driving some of the growth we are seeing today. Nandan talked about growth in the telecom sector. If I look at the different sectors, we can clearly see that on an annual basis, there are multiple sectors which have been growing for us, banking and financial services grew 49% for the year. Manufacturing grew 39%, retailing 42%, telecom 68%, etc. So we have multiple sectors which are growing. From a geography perspective, we have been investing in Europe and that is yielding results. Europe grew 54% for the year.

Coming back to the clients, we have 275 $ 1 million relationships. We have three clients contributing more than $100 million and one client contributing more than $200 million. 34 new clients were added this quarter. Repeat business continues to be high at 93% and the DSOs are well under control. So overall on the client side, we are making sure that there is opportunity to grow.

From an employee perspective, we have added 5,992 employees and we're looking to add another 24,500 employees gross, for the coming year. Attrition is slightly up 13.5% to 13.7% but if you exclude the involuntary attrition, it is actually flat and we are targeting where the challenges are and making sure that we address them.

Utilization excluding trainees is 74%. This allows us to take advantage of any business opportunity which comes our way in the future where we can accelerate growth. This is factored into our guidance and this is one of the ways we are offsetting some of the compensation increases and things like that. With this, I'm going to hand over to Bala to talk more about the financial numbers.

Bala
This has been a very good quarter. Our revenues were $ 863 million. It sequentially went up by 5.1%. For the full year, the revenues went up by 44% to $3 billion. We have seen the gross margin coming down slightly this quarter as compared to December quarter. It's mainly because of rupee. Rupee has appreciated by 1.8%. The average rupee-dollar made was 44.53 in December quarter; it was 43.75 this quarter. It had an impact on the gross margins and also operating margins. SG&A is similar, there is no big change. On the operating margins, the margins came down by 1 percentage point mainly because of the rupee. And non-operating income went up slightly because we have additional investible surplus and also the yield went up. The average yield was 7% in December quarter on the investible surplus, it went up to 10% this quarter. This has resulted in additional non-operating income. Provision for tax came down during this quarter mainly because of the tax reversal of $ 29 million which pertains to tax provisions we made in the earlier years for some of our tax obligations in overseas jurisdictions. In some of those cases, the assessments are over, so we have to reverse the provisions we made in excess of the liability and in one of the jurisdictions, the limitation period was over. So it's a one-time event. Excluding that, the top line growth and bottom line growth are almost same. We gave a guidance of 40 cents. Our actual EPS for March quarter was 46 cents. If we exclude the one time tax reversal of 5 cents, our actual EPS is 41 cents.

So net net, this has been a good quarter. We have seen the top ten clients growing at 15.5% sequentially. We have seen good volume growth. Onsite volumes went up by 4%, offshore went up by 3.4% sequentially. And total went up by 3.6%. We have seen good increase in per capita revenues. Onsite per capita revenues went up sequentially by 1.7%, offshore went up by 1.4% and blended went up by 1.7%. Overall for the whole year, we have seen the blended per capita revenue growing by something around 4.9%.

If you look at the subsidiaries, most of the subsidiaries have done well as per plan. Infosys BPO had revenues of $147 million with a net income of 21%. Infosys Australia did $100 million in revenues with 16% net income. Infosys Consulting had $47 million revenues with a net loss of $25 million. They are still in the investment phase but if you look at Infosys Consulting plus the flowdown work that we get into offshore Global Delivery Model, they're still making profits as against standalone losses. Infosys China had $13 million revenues with $6 million loss.

Coming to guidance, our guidance for next year assumes a growth in revenues of 28%-30%. We are not factoring in any increase in per capita revenue in our guidance. We are not factoring in any big deals. We have guided for EPS growth of 26%-28% excluding a one-time tax reversal we made in the March quarter of fiscal 2007. The difference in growth is mainly due to a dilution. We have seen 13 million shares getting exercised in the March quarter because we are getting into a new FBT regime from April. So most of the employees have exercised their stock ahead of the new regime. We have seen something around 20 million options exercised in fiscal 07. Our outstanding options as of March 31 is around four million options - 2.1 million under our 1998 ADR plan and another 1.9 million under our 1999 rupee plan. So most of the dilution has happened this year and it got accelerated because of the new tax regime.

Going forward, we believe that effective tax rate could be in the range of 11%-12%. In the current quarter, that is March quarter, the effective tax rate went up to 12.9% mainly because of the higher non-operating income. We believe that it'll within the range even for next year. I think overall what we're saying is that we are bullish about the market. Our guidance factors in 28%-30% growth in dollar terms. We are not seeing any dilution in margins for next year. We are increasing the offshore wages by somewhere between 12%-15% and onsite wages for people outside India by 5%-6%. Overall the impact on the margins because of wage increases is something around 300 basis points. We are assuming the rupee dollar rate at 43.10. The average for fiscal 07 was 45 so that could have an impact of something around 150-160 basis points on the margin. We are planning to offset that by higher utilization. We are ending the fiscal 07 with a utilization of 74%. We always said that we are comfortable with the high 70's kind of utilization. So some improvement will come from utilization. We believe that we can get some scale benefits from SG&A and the subsidiary losses will be less next year. So overall we believe that we'll be able to maintain the margins inspite of absorbing the wage increase and the rupee impact for next year. With this I conclude my presentation and we can throw the floor open for questions now.

Operator
Ladies and gentlemen as a reminder to ask a question, please press star, then the number 1 on your telephone keypad.

Your first question comes from Rod Bourgeois with Bernstein.

Rod Bourgeois
Hey, guys. I just wanted to inquire about the strategy of increasing the utilization rate over the next year in order to benefit margins. A year ago, we had the discussion about needing to lower utilization in order to create a bigger bench of talent in order to maximize revenue growth opportunities. And I'm wondering if the plan to increase utilization reflected change in that strategy at all.

Shibulal
So if you look back at the conversation, that is exactly we have done. We're very comfortable with the utilization in high 70's. Our utilization this quarter is actually in the low 70s. So there is a definite room for improvement in the utilization and even then we will be very comfortable, as the utilization goes up, we have ability to recruit people just-in-time by which we can actually manage the utilization at whatever level we need.

Rod Bourgeois
Yes, is there something that's happened in the market that would suggest that maintaining a bigger bench of talent is less important this year than it would have been a year ago in order to have people available when clients say they need people on a new deal?

Shibulal
A high utilization actually creates stress within the system. It's like in manufacturing plant, you cannot have people just come, just in time all the time. So it makes sense for us to have some amount of strategic bench especially when you're bidding for large deals. And, when large deals come in the picture, then there is a one-time investment of people required. And today every quarter on an average, we close some large deal, some multi-million dollar multi-year deal gets closed in every quarter. So it was important for us to build a strategic bench. At the same time the point is, at this point and time we have definite chance for improving the utilization without impacting the business.

Rod Bourgeois

Right and can you help us with a little bit with the debate that's out there in the market. There's some who argue that the slowing U. S. economy could actually help demand. There's argument that demand for your business is counter cyclical. Do you subscribe to that view or is there any risk of the slowing U.S. economy in affecting the demand for your services?

Nandan
Well I think, we have been saying for some time now that there is a natural hedge in our business. What happens in our business is when the economy is booming and companies are increasing their spend on technology, then we become a natural choice to have that increase spent upon. On the other hand when economies are not growing and companies are under pressure to become more efficient, to become more competitive, to reduce costs, then they're looking for the best partners in the world to do the reinventing of themselves they need to do to be more effective and competitive. And that's where also, we come into play and therefore in some sense our business is able to do well both in times of stress as well as in times of economic growth. I think particularly this is becoming all the more relevant because we think that most of our customers are facing enormous challenges in the way they re-engineer themselves in a flat world. We think that they'll have to look at how they sell, where they sell, whom they sell, what they sell, at what price they sell, where they produce it and where they service it from. So all these things are being redesigned and I think our knowledge and intellectual capital in helping our customers transform is becoming increasing valuable and one of the sources for the buoyant demand that we are seeing.

Rod Bourgeois
Okay that's well said and can you just comment, in the last year you guided to 28%-30% revenue growth initially and ended up reporting 44% for the year which is pretty impressive. Would you say that your guidance this year is as conservative as it was in the year ago period?

Nandan
No.

Rod Bourgeois
Is there anyway to sort of help us to mention the difference in conservatism this year versus last year?

Nandan
No I think, the fact that the guidance this year is coincidently the same as the guidance last year, I don't think from that you automatically deduce that the growth this year will be the same as last year. I don't think the two are related. And, we had last year we had the fortunate benefit of buoyancy right from day one and were able to build the company and I think Mohan wants to add some more.

Mohandas Pai
Our guidance is based upon a snapshot at a particular point of time. Even last year when we gave a 30% guidance, it was a snapshot at that point of time. We don't know about future events. As of date, our guidance is based upon all the information in our reading of the market place at this point of time. So guidance is only a snapshot. So as we go along we'll know how the market pans out.

Rod Bourgeois
Great that's very helpful. Thank you.

Kris
And what we do is that, as we said, we have a utilization of 74% and if there are opportunities, then we are able to take advantage of the opportunities and that's where the acceleration happens. So we are prepared, we are ready, we keep a strategic bench and then if the opportunity presents itself, then we will grow faster but and as we look towards the future, as we stand where we are today, we are saying that we will grow 28%-30%.

Operator
Your next question comes from Moshe Katri with Cowen & Company.

Moshe Katri
Hey thanks. Going back to your remarks on the financial services vertical, it grew about on a roughly 1% sequential it's still a slow down sequentially. Is there anything you can say just to give us some sort of comfort that we're not really seeing slowdown that some people are actually are worried about on the financial services sector at this point. I think this is the second consecutive quarter where we're seeing that slow down.

Kris
We are not seeing any slow down. Quarter upon quarter, there maybe some slight slowdown in a particular industry vertical, it is really not a slow down. If you look at the last 12 months, the financial services sector has grown by 49% whereas the company grew by 44%. So it is actually doing reasonably well for the company.

Moshe Katri
Okay so we shouldn't read anything into it. And then growth from your non top ten clients has also sequentially been flat and typically the growth is distributed pretty well between your top ten and non top ten. Can you just elaborate on that a little bit?

Kris
We have initiatives to broaden our exposure within a client by cross selling the different services. Again, I want to say that quarter by quarter, there will be differences but when you look at the trend, when you look at how things are happening. For example if you look the growth this year, if you look at the breadth of that growth in terms of the different industry segments, in terms of the different customers, we have more million dollar relationships now than when we started the year. We have more $10 million relationships and more $100 million relationships. So across the board we have seen growth. When you look at service footprint, we have seen that all the services are growing especially those services which we started in the last three or four years - BPO, infrastructure management, independent validation services, consulting, they're showing good growth. Then when we look at geography, we are proactively investing in Europe, that is showing results. We are investing in Australia, that's showing results. So we are seeing broad-based growth and that is what has given us the confidence to say that there is momentum. Now a particular sector or a particular customer may show differences in growth rates in a particular quarter but you have to look at the overall direction and how broad-based this growth is and that's what is giving us the confidence.

Moshe Katri
Okay and then just final question, this is for Bala. I think you lost about $30 million from both China and North American consulting. I don't remember if it's for the quarter or for the year. Maybe you can clarify the exact losses and then what is your expectations for fiscal '08 in terms of China and North American consulting? Thanks.

Bala
China , we had a loss of $2 million in the March quarter, consulting made a loss of $11 million in the March quarter. For the full year, consulting loss for $25 million and China was $6.5 million. Going forward, next year, our guidance factors a lower loss for Infosys consulting. We're factoring a lot of $ 4-5 m for consulting and same amount of loss for China because both the companies are still in the investment phase. Consulting, the losses could come down. In the near future, they can break on a stand alone basis but as I said earlier, you should not look like Infosys Consulting on a stand alone basis. You should look at the flow down work and the flow through work comes at superior margins. So overall they are making money but on a stand alone basis they're making losses.

Moshe Katri
Great thanks for the clarifications.

Operator
Your next question comes from Julio Quinteros with Goldman Sachs.

Julio Quinteros
Good evening guys. My question's first of all, just to get the March quarter sort of behind us at this point, why was the volume growth so low in the March quarter?

Kris
We have had three quarters of good growth. Now this is as per the guidance which we gave, so this is what we had factored in. Nothing extra kicked-in and so we have this growth at this point. So this is as per guidance.

Julio Quinteros
You're saying, your volume growth of about 4% is consistent with what you expected for the quarter?

Kris
Yeah that's the guidance which we gave at the beginning of the quarter.

Julio Quinteros
Okay. Yeah typically we see a little bit of upside so, I think when you look at the utilization trends coming down in the quarter and the net hiring being about in line with not a lot of upside. The push back I think right now is going to be more around the lines of, is this driven by you guys trying to manage your business or is this driven by clients who are pushing back pushing out, maybe seasonality so can you just sort of provide maybe a little bit of color around that?

Kris
Our third and fourth quarters have been slow quarters for us and those are the quarters where we start building up bench for the future. So yes, there is some seasonality and we try to manage that. Sometimes we get an extra kick through a particular client or through a particular deal and it accelerates. But this quarter was just as we thought it would be, nothing different

Julio Quinteros
Okay and then the top client this quarter, was it the same top client last quarter?

Kris
Yes.

Julio Quinteros
Same client okay, and what drove the kind of acceleration in that client, was there a major project, a major conversion, can you just maybe without talking about the client itself, just the specifics on the work that would drive such a material acceleration from quarter to quarter.

Kris
We are trying to cross sell our services with every single client and in this case we were successful in coming out with the right kind of services for this client and that's why they grew. We have been investing in broadening our relationships, investing in our relationship team in order to make sure that they're able to handle much larger relationships, recruiting the right kind of people who can handle relationships at high levels. We have been building CEO and board level relationships with many of our clients. So there are many things which we are doing which give the client the comfort that we have the right mix of services so that they can buy and grow their business and of course we have the execution capability today to scale up rapidly. We have the bench which is required again to scale up rapidly. So there are many things which we have done which allow us to grow relationships, our brand equity, our perception of risks, all those factors actually play a role in growing an account.

Julio Quinteros
Okay and then maybe switch gears over to Bala. Bala when you said that you expected margins to be basically flat year over year, are you talking about EBIT margin or EBITDA margin in U.S. GAAP?

Bala
I'm talking about the operating margins. We always said they should be able to maintain the operating margins within a narrow band. The only joker in the pack is our currency rate. What we are saying now is that even though we have factored in some kind of rupee appreciation in next year's guidance, we should be able to absorb that and still maintain the margins within a narrow band for next year also.

Julio Quinteros
Narrow band okay so you are talking about EBIT, then right?

Bala
Yes.

Julio Quinteros
Okay got it and then in the comments that you made, you suggested that you would get some benefit from utilization, get some benefit from SG&A, what about pricing? What's your pricing assumption for fiscal year '08?

Bala
See on the pricing, we are assuming the price to remain flat for the whole of next year.

Julio Quinteros
Flat?

Bala
We don't assume any price increases in the guidance and that continues

Julio Quinteros
Oh but if you look at the pricing over the last couple of quarters, it has been going up. Your comments on pricing suggest that your clients are coming on at higher rates, why such a conservative posture on pricing?

Bala
No we always do it. Even last year when we started the year and we gave a guidance of 28%-30%, we have not factored in the guidance and we have not factored in the price increase. It depends on lot of things, the kind of business mix we have, the kind of customers we have, kind of growth we see from the new customers. It's very difficult to predict in the beginning of the year. So normally we don't factor in any price increases in our guidance and if it comes, it will be on top of what we guided.

Julio Quinteros
Okay great thank you.

Operator
Your next question comes from David Grossman with Thomas Weisel Partners.

David Grossman
Thanks and in terms of the guidance, can you provide at least some insight into relative growth by segments between the BPO segments, the product segment and the services segment.

Kris
The guidance for BPO is $217 million compared to $147 million this year.

David Grossman
Yeah and the products and services?

Kris
We have assumed revenues from products about $145 million and the rest of course are the services.

David Grossman
And looking at, I guess this is coming out in some of the other questions just, not to belabor the point but, it looks like, the combination of sequential unit growth utilization and hiring, it just looks like there's been a little bit of change in the profile of the growth rate of the services business. I know you made some comments about that but is there fundamentally that you're seeing in the market or is there anything else that you can point to that help us better understand that dynamic?

Kris
Not really. The only difference is we are seeing larger deals. And our own relationships with our clients are growing. And I think that is part of the growth itself. We're a much larger company today, the perception of risk, the perception of the clients about the company is changing. That's the only thing I can think of. The rest are in terms of new services growing faster, new markets growing faster, investments yielding results, those are standard things. But the only difference I would say is the scale is much larger, the comfort is much better and risk perception is reduced. That's all.

David Grossman
And just looking at the pricing trends, obviously they've been fairly robust the last couple of quarters. Is any of the pricing increasing that you're seeing coming from the change in the rupee or other factors that are driving prices like wages etc?

Kris
No, the pricing and currency is not directly related. It is indirectly related in the sense that we can use that as a factor when we negotiate with our clients saying that the costs are going up. But it is a negotiated price even though in the contract, we have certain clauses which can be triggered. Because of the long term nature of our relationship with our clients, it's always a negotiated price. This allows us to go back to our client and renegotiate when the time comes for negotiation. We don't do out of turn negotiation etc because we want to build long term relationship with our clients. That's the most important thing. There is a lot of volatility and we don't want to keep going back and forth with our clients saying that you need to change the pricing because currency is fluctuating.

Bala
If you look at per capita revenues last quarter, it went up on a blended basis by 1.7%. If you look at the segment information, Europe is almost same. Last quarter it was 26.8%. And in March quarter, it was 26.6%. So most of the price increases you have seen in the last quarter mainly came from multiple things like business mix, new customers growing faster and some of the customers where you're seeing some kind of a price increase.

David Grossman
And Bala, what was the hedging gain in the quarter?

Bala
Well as of March end, we had a hedging position of $470 million. And last quarter, we had something around $360 million. In March quarter, our translation impact has almost netted off the impact we have seen on the currency. So net net on the non-operating income side, the impact due to currency to very minimal. We believe that we have sufficient hedges at this point of time. Our policy always has been to cover for next two quarters net inflows. And we will continue to do that.

David Grossman
So the hedging gain in non-operating income offset the impact on the gross margin from FX?

Bala
Yes, on the non-operating side, you are two impacts. One is the currency impact. Second is the translation because we have certain foreign currency assets sitting in the balance sheet which need to be marked to market at the currency rates as at of the period end. So in March quarter, typically the translation benefits netted off the currency impact. So net net we did not see any big impact on the non-operating income because of currency.

David Grossman
Oh I see. And that was for the March quarter?

Bala
Yes.

David Grossman
And then just finally I think I heard you say that you expect your tax rates to be roughly 12% next year. Is that correct?

Bala
See in December quarter the effective tax rate was something around 11.7%. It went up to 12.9% in March quarter. It's mainly because of the increase we saw in the non-operating income. Non-operating income is mainly due to investment of the surplus we have. The yield has gone up from something around 7% in December quarter to 10% in March quarter. So going forward for next year, I think the effective tax rate could remain in the same range, somewhere between 11%-12%. It could slightly go up depending on the non-operating income. Otherwise it should be within the range.

David Grossman
And can you just remind us over the next couple years how you expect the tax rates to trend based on the change in the tax scheme as well as some of the maturity of the different facilities?

Bala
What is your question? Can you please repeat?

David Grossman
Sure. If you could just give us a sense for where you see the tax rate going over the next couple years?

Bala
See in India we have a ten year tax holiday which goes off by end of fiscal 2009. We also have a new scheme called Special Economic Zone scheme which gives something around 15 year tax holiday. Today maybe around 5% of revenues come from SEZ scheme. Rest of it comes from the old STPI scheme. So till the end of 2009, the effective tax rate could remain within the range. In 2010, it could spike up, there will be a step function. But again, it depends upon how much of our revenue comes from the new scheme at that point in time, it is very difficult to predict. At least till the end of 2009, the effective tax rate could be within this range.

David Grossman
Okay, so when you get into '10 though it goes up. So is there any chance that once you see that spike that we come back to the 11%-12% range or do you think we normalize it at a higher level? And if so, can you give us just a range of where it would normalize?

Bala
As I told you, till the end of 2009, the effective tax rate could be somewhere between 11%-12%. It could slightly go up depending on the quantum of non-operating income. Beyond that it actually depends on how much of our revenue comes from new SEZ scheme, how much comes from the STPI scheme. It's very difficult to predict now. So we have to move forward and see what is the proportion of the revenues coming from the new scheme at that point of time to look at the rates.

David Grossman
Okay great. Thank you.

Operator
Your next question comes from Bryan Keane with Prudential.

BryanKeane
Hi, just wanted to clarify a couple things. The financial services segment, it's been growing double digits sequentially for each quarter. And I'm not sure if I caught this but during the quarter obviously, it only grew 1%. So it grew below the company's sequential growth for the quarter. Why did it, I just don't know why it fell like that. Why did it grow below the company's average? In other words, was there a client loss or did clients for some reason spend less than others?

Kris
See typically the budgets are set in first quarter. And if there is a delay in release of the budget, a particular client may be growing slightly slower. Now when you look at the yearly numbers, as I said before, 49% growth for the year. And we feel comfortable in saying that there is still growth. One of the projects which we were expecting just got signed off now. So you should see continued growth in the BFSI space.

Bryan Keane
And then so what should we model or what do you guys expect for fiscal year '08 growth in that segment in the financial segments?

Kris
We cannot give you segmented growth rate. We have given you our guidance for the company which is 28%-30%. We cannot give you segmented growth rates and things like that. It is the largest segment. We have details, client by client, etc, but that's too much detail to give out at this point.

Bryan Keane
Okay. I was just hoping for would it fall below or above kind of where you are tracking for 28%-30% for the fiscal year '08, just trying to get some color around that.

Kris
No, I cannot give you any more on that at this point.

Bryan Keane
Okay and then on the maintenance side, that also sequentially had dropped a little bit. I just want to know if there was anything in there in particular, one-time items. The color around financial services was helpful. But how about maintenance? Was there anything in there that sequentially grew a lot less than the company average? Just trying to make sure I understand that.

Kris
I think we have to go more with client-wise growth because we're trying to sell multiple services to a particular client - development, re-engineering, infrastructure management services, BPO services, independent validation services, consulting, package implementation, etc. And that's how we grow our clients. Now maintenance may be just steady state, there are no more applications being transferred to Infosys. So it's just steady whereas this quarter, development grew, package implementation grew etc. So again, quarter upon quarter, don't forecast on a particular service. Look at annual trends. Maintenance has grown 39% annually, development grew 50%, package implementation grew 55%. Now those are numbers which probably are more easier to explain because there is a trend there. We can see where it's going whereas quarter upon quarter, it's slightly difficult to say because it depends then on what happens within a particular client etc.

Bryan Keane
Okay and then just on the guidance, what percentage of your fiscal '08 guidance is already signed or already committed from your clients? And then is there a percentage that you have to go out and win during the year to hit that guidance or is it already kind of contracted?

Kris
When we look four quarters out, typically we have visibility of 65%-70% of the revenue. 93% of our business is repeat business. Next year also we expect 90% to 95% of our business to be repeat business. So when we say visibility, either we have signed contracts or we have visibility into the budgets of the clients. They necessarily don't translate to signed contracts. But we have good visibility and reasonable assurance of happening. Now when we look at one quarter out, then we have almost 90%-95% visibility typically. And that's how we manage our business. One quarter out 90% plus, three quarters out, 65% plus.

Bryan Keane
Okay and then just finally, I know you don't have price increases in the fiscal year '08 guidance. If you do get the price increases, I guess you've seen here over the last couple quarters, is there a way to quantify the impact, how that will help the operating margins by any price increases you do get?

Bala
No I think, if we get a price increase, most of it flows down to the net income. But it depends on where you get, if it is onsite, then the flow to the net income will be lower. If it is offshore it will be higher. So net net for every 1 percentage point increase in prices, the impact will be somewhere between 40-50 bps at the operating margin level.

Bryan Keane
Okay. Thank you very much.

Operator
Your next question comes from Trip Chowdhry with Global Equity Research.

Trip Chowdhry
Thank you. Two questions. First is on the visa. What is the situation right now? And how much did we apply, how many did we apply last year and how is it this year?

Mohandas Pai
Well the situation is that the visa closed in two days, you know that. We applied for adequate number of visas to meet the growth for later part of this year and the next year. We received a message saying that they're getting ready now to look at all the people who filed and make a random selection and inform them. So we are waiting for people to inform. It's going to be a random selection like a lottery. So we will wait and see. And obviously if we don't get what we need, we have to look at other alternatives. As it is, we're hiring people locally. So that scheme is going on. And we're also looking at other ways to make sure we're not impacted in any manner. I'm sure that with people like you talking about the shortage of visa, there could be some action on Capitol Hill too.

Trip Chowdhry
Oh thanks. The second question is regarding the vista rollout. Are you seeing any more uptick in the testing part of the business or maybe infrastructure services because of vista? Or you're thinking it's a little early to take that as a positive momentum yet?

Kris
XP rollout has been a very successful service from Infosys. We received various awards etc for our XP rollout service. We're ready with the service for Vista which includes testing which includes downloading the images in an automated manner, zero-touch download and things like that. So we have the service ready but it's too early at this point to see any significant revenue opportunity. But definitely we're going to market with this. We were one of the launch partners with Microsoft on this when vista was launched.

Trip Chowdhry
Oh, thanks. And the last question, again, I'll try to get a little bit more insight into the visa situation. Has our guidance factored for the best-case scenario or the most probable scenario in terms of the cost associated with processing of visas?

Mohandas Pai
Well, we normally are right in the middle of these issues. We're neither overly optimistic, not overly pessimistic because we think take a very realistic view. And I think that there will be enough in the system to make sure that we meet our numbers.

Trip Chowdhry
Okay. Congratulations on good execution.

Mohandas Pai
Thank you very much.

Operator
Your next question comes from George Price with Stifel Nicolaus.

George Price
Hi. Thank you very much. The first question is some of my industry checks indicate that Infosys has now indicated a willingness under some circumstances to entertain taking over people and even assets that may come with some of these larger deals. My questions on that are 1) is that correct, and if so, how do you view that from a margin impact perspective?

Shibulal
Well, so on the first one, on people takeover, we have done a little bit of that. And today, we have the scale to acquire the people while acquiring business because if you look at it today, we have 9,000 people plus outside India. So if you go for a deal which is of whatever size and you have to take over 100 people, that's a very small number compared to the number of people whom we have onsite. On the utilization trend, it is actually good because these people already have work and they are working at the customer side which also means that we have to send less number of people from India. So if you have a 300-people project, then that means that 20% of that, 60 people are onsite and if we take over 40 people, then we only have to send 30 people from India. So it will work out all around as long as the GDM model is applied. But in another situation if we take over 300 people and that means we have to apply the GDM, 200 people will have to be reassigned, even that is not a large number given the current business model and the number of people we have onsite. As far as the infrastructure piece is concerned, we are yet to do it. We do not have any plans to do it on a large scale at this point.

George Price
Okay. So just so I read you, I heard you correctly on the assets, in small cases you'll do it but nothing that you expect to have any material impact. Is that fair?

Shibulal
On the asset side, I don't think we will do it even on a small scale. We may do it in the future, even then it will not have any material impact because it will be small.

George Price
Okay. And given your comment in terms of the ____, I mean is it fair to say that that's one factor driving your willingness maybe to drive the utilization higher in fiscal '08?

Shibulal
No. I think these are two different things because mostly the people takeover issue comes out on large deals which are multi year multi million dollar deals. Utilization, we are very comfortable with high 70s and currently, it is below 75%. So these are definitely the delinked issues. We will do both given the right business opportunity, we will take over people but irrespective of that, we will drive the utilization up.

George Price
Okay. And then just to go back to the margin headwinds, the 300 basis points from wage inflation, about 150 bps from currency. I think on the last call, you talked about if you move the utilization into the upper 70s, you could get maybe 150 basis points of benefit from that and correct me if I'm wrong. You said you're not building in any benefits from pricing. Infosys Consulting maybe gives you 50 bps; I think I missed some of the other subsidiary expectations but it's probably somewhat comparable. Maybe add another 100 bps in SG&A. I still kind of feel like I'm falling a little short of the 450 basis point offset. And can you help me out to what am I missing?

Shibulal
See there are multiple levers. Bala is going to take that

Bala
See we are saying that there will be some 300 bps impact on the margins because of wage increases. Rupee could impact something around 150-160 basis points. We're saying, it could get offset by benefits we see on the SG&A of something around 150-160 basis points. With utilization, we always wanted it to be at the lower end of the range. Today we are ending March with 74% utilization. We are comfortable somewhere between 76%-80%. So we could take the utilization up and it could give us some benefit because every one percentage point increase in utilization, we could see an impact of 40-50 basis points on the margins. On the subsidiary, especially on Consulting, in fiscal '07, they made a loss of $25 million dollars. Next year we are expecting them to make a loss of $4 million and that could give some 50 basis points. So what we are saying is these are the indicative things which we can use to offset the margin. There are several levers. We use some of them at some point of time or all of them at some point of time to offset the margin. What we are saying is inspite of the wage increase, inspite of the rupee impact, we should be able to maintain the margins by using some of these levers.

George Price
Okay. And then I guess what happens to the margins if the rupee happens to reverse, maybe some of the liquidity concerns going on over India from a currency standpoint reverse or what have you and if the rupee starts to reverse and depreciate again against the dollar, do you reinvest that, do you let it flow through, how would you treat that? Thank you.

Bala
The same thing what happened in the first quarter of last fiscal, will happen. The margins could improve if the rupee depreciates. But we could reinvest some of the margins back into the business if required

George Price
Okay, thank you very much.

Operator
Your next question comes from Andrew Steinerman with Bear Stearns.

Andrew Steinerman
Hi. Thanks for taking my question. It has to do with seasonality of sequential revenue growth. For _ quarter, we're calling for 5% sequential revenue growth compared to the full year revenue growth of 28%-30%. In other words, the company anticipates higher sequential revenue growth in some of the latter quarters of fiscal year '08. But when I go back and look at the history of Infosys, the _ quarter tends to be the second and sometimes the first that sequential revenue growth quarter seasonally. So my question comes down to why isn't the _ sequential revenue growth is more than 5% and why the confidence that some of the later quarters will be higher than 5%?

Kris
And so last year also we started giving the guidance of about 6.1% growth or something like that. The guidance was lower and then we accelerated. I'm not saying that this is going to happen. But we give the guidance based on the data we have at this point. We are prepared for accelerated growth. We are ready for acceleration because we have the bench etc. And then as the year progresses, we can fine-tune this We're giving guidance four quarters out, so we can fine-tune it. Now what happens is there is a certain assumption of growth which determines ultimately what is the maximum growth we can get in any particular year. And that's what we need to really adjust given the environment. But this 28%-30% growth is what we are seeing today, that we're comfortable with and that's what we have given in our guidance.

Andrew Steinerman
Right. But then I ask, don't you agree with me that the March quarter is usually one of your best sequential seasonal quarters? And is there anything that you're taking into account when you give 5%, that makes you seem like this will be something different than a typical seasonal quarter?

Kris
Yeah. Typically, you are right. The third and fourth quarters are slow quarters, for our third quarter because of more holidays, fourth quarter because of new budgets being created etc. But those are factored in at this point in our guidance

Andrew Steinerman
Sure. Right. Okay. Thanks for your help.

Operator
Your next question comes from James Friedman with Susquehanna Financial.

James Friedman
Thanks. Most of my questions have been answered. I just have one quick question for Bala though. What operating margin guidance is contemplated for Infosys BPO for your fiscal '08 assumptions? And at what point do you see Infosys BPO achieving corporate-wide operating margins? Thank you.

Mohandas Pai
Let me ask Amitabh to answer this question

Amitabh
Our guidance for next year is $215 million and we're talking about keeping our margins at the same level. We had stock compensation charge, if you take that out, we had a margin of 23% for this year.

James Friedman
Okay, thank you very much.

Operator
Your next question comes from Sandra Notardonato from Robert W. Baird.

Sandra Notardonato
Hi, thank you. Just two questions; first, can you talk about what you're seeing for FY '08 in terms of the discretionary, more discretionary spending, part of your business, perhaps custom application development and IT consulting? And then I have a follow-up.

Kris
Clearly, this quarter we saw development going up, we saw consulting going up, we saw package implementation going up. Discretion spend is happening. We also believe that companies need to transform themselves to take advantage of globalization to compete better. So that means that they will have to look at new technologies, new geographies, new sourcing strategies and things like that. So that's something which we see right now in the environment.

Sandra Notardonato
And you expect that to continue in FY '08 in areas such as financial services as well?

Kris
We do see that some of these services especially package implementation, consulting, etc. continue to be strong.

Sandra Notardonato
In financial services as well?

Kris
Yes. We don't want to get too much narrow in terms of details but definitely, financial services being one of the largest industry verticals, we do see growth in financial services.

Sandra Notardonato
Okay, good. And the follow-up question is can you talk about your plan for employee training, the investments that you're making in FY '08 in dollar terms versus FY '07 and also what your cap ex plans are for FY '08?

Mohandas Pai
For training this year in FY '07, we spent about $140 million but then we trained a larger number of people. I think going forward for the next year at this point in time, we have to train about 25,000 people and I would estimate that the cost will remain around the same level, give or take $5-$6 million because $140 million was for about 30,000 people. Normally, we'd had more lateral training but lateral training costs less than fresher training. So this will be the number. On the cap ex, I'll just give you the dollar figures. Bala will give you the figures.

Bala
On the capex, we (spent) around $336 million in fiscal '07. Our guidance for fiscal '08 is somewhere between $420-$440 million.

Sandra Notardonato
Great. Thank you very much.

Sandeep
Friends, this brings us to the end of this conference call. I would like to pass on the proceedings back to Bangalore.

Nandan
I want to thank all of you for coming on this call. I think we ended a very good year and we look forward to the next year with confidence. We believe that we have a clear goal. And as every year goes by, I think our strategy, our story, our position in the market is solidifying and we hope to continue to go forward under the new leadership that we have. Thank you very much. See you next quarter.

Operator
Ladies and gentlemen, this concludes today's conference call. You may now disconnect.